SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO.  )

Entorian Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29383P100

(CUSIP Number)

Joseph C. Aragona

c/o Austin Ventures

300 West Sixth Street, Suite 2300

Austin, Texas 78701

(512) 485-1900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigan, LLP

155 Constitution Drive, Menlo Park, CA  94025

(650) 463-5243

July 14, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages

CUSIP NO. 29383P100	13 D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Austin Ventures VIII, L.P. (“AV VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

21,017,881 shares of Common Stock of Issuer (“Common Shares”), which includes 2,722,160 Common Shares that may be acquired pursuant to the conversion of those certain 6% Convertible Debentures currently exercisable and due December 31, 2010 (“Convertible Debentures”), except that AV Partners VIII, L.P. (“AVP VIII”), the general partner of AV VIII, may be deemed to have sole power to vote these shares, and Joseph C. Aragona (“Aragona”), Kenneth P. DeAngelis (“DeAngelis”), Christopher A. Pacitti (“Pacitti”), John D. Thornton (“Thornton”) and Blaine F. Wesner (“Wesner”), the general partners of AVP VIII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

21,017,881 Common Shares, which includes 2,722,160 Common Shares that may be acquired pursuant to the conversion of Convertible Debentures, except that AVP VIII, the general partner of AV VIII, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti, Thornton and Wesner, the general partners of AVP VIII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,017,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 42.4%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29383P100	13 D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) AV Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

21,017,881 Common Shares, which includes 2,722,160 Common Shares that may be acquired pursuant to the conversion of Convertible Debentures and all of which are directly owned by AV VIII.  AVP VIII, the general partner of AV VIII, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Pacitti, Thornton and Wesner, the general partners of AVP VIII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

21,017,881 Common Shares, which includes 2,722,160 Common Shares that may be acquired pursuant to the conversion of Convertible Debentures and all of which are directly owned by AV VIII. AVP VIII, the general partner of AV VIII, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti, Thornton and Wesner, the general partners of AVP VIII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,017,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 42.4%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29383P100	13 D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Austin Ventures VII, L.P. (“AV VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

18,186,278 Common Shares, except that AV Partners VII, L.P. (“AVP VII”), the general partner of AV VII, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Thornton and Wesner, the general partners of AVP VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

18,186,278 Common Shares, except that AVP VII, the general partner of AV VII, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Thornton and Wesner, the general partners of AVP VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,186,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.8%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29383P100	13 D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) AV Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

18,186,278 Common Shares, all of which are directly owned by AV VII. AVP VII, the general partner of AV VII, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Thornton and Wesner, the general partners of AVP VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

18,186,278 Common Shares, all of which are directly owned by AV VII. AVP VII, the general partner of AV VII, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Thornton and Wesner, the general partners of AVP VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,186,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.8%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29383P100	13 D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joseph C. Aragona
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

39,204,159 Common Shares, of which 18,186,278 are directly owned by AV VII and 21,017,881 are directly owned by AV VIII. Aragona is a general partner of (i) AVP VII, the general partner of AV VII, and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

39,204,159 Common Shares, of which 18,186,278 are directly owned by AV VII and 21,017,881 are directly owned by AV VIII. Aragona is a general partner of (i) AVP VII, the general partner of AV VII, and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,204,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 79.1%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29383P100	13 D	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth P. DeAngelis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

39,204,159 Common Shares, of which 18,186,278 are directly owned by AV VII and 21,017,881 are directly owned by AV VIII. DeAngelis is a general partner of (i) AVP VII, the general partner of AV VII, and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

39,204,159 Common Shares, of which 18,186,278 are directly owned by AV VII and 21,017,881 are directly owned by AV VIII. DeAngelis is a general partner of (i) AVP VII, the general partner of AV VII, and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,204,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 79.1%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29383P100	13 D	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John D. Thornton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

39,204,159 Common Shares, of which 18,186,278 are directly owned by AV VII and 21,017,881 are directly owned by AV VIII. Thornton is a general partner of (i) AVP VII, the general partner of AV VII, and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

39,204,159 Common Shares, of which 18,186,278 are directly owned by AV VII and 21,017,881 are directly owned by AV VIII. Thornton is a general partner of (i) AVP VII, the general partner of AV VII, and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,204,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 79.1%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29383P100	13 D	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Blaine F. Wesner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

39,204,159 Common Shares, of which 18,186,278 are directly owned by AV VII and 21,017,881 are directly owned by AV VIII. Wesner is a general partner of (i) AVP VII, the general partner of AV VII, and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

39,204,159 Common Shares, of which 18,186,278 are directly owned by AV VII and 21,017,881 are directly owned by AV VIII. Wesner is a general partner of (i) AVP VII, the general partner of AV VII, and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,204,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 79.1%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29383P100	13 D	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher A. Pacitti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

21,017,881 Common Shares, all of which are directly owned by AV VIII. Pacitti is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

21,017,881 Common Shares, all of which are directly owned by AV VIII. Pacitti is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,017,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 42.4%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 11 of 17 Pages

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Entorian Technologies, Inc., a Delaware corporation, formerly known as Staktek Holdings, Inc. (the “Issuer”).  This Schedule 13D is being filed on behalf of the Reporting Persons (defined below).  The Reporting Persons previously reported ownership of the Common Stock as of February 10, 2005 on Schedule 13G pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934 (the “Original 13G”).  In connection with the issuance of the Senior Secured Convertible Notes, the first of which is dated July 14, 2008 and attached hereto as Exhibit A (the “Convertible Debentures”), in consideration of the merger of August Merger Sub Corporation, a wholly owned subsidiary of the Issuer, with and into Augmentix Corporation (“Augmentix”), with Augmentix continuing after such merger as the surviving corporation and the Issuer’s wholly owned subsidiary (the “Acquisition”), pursuant to that certain Agreement and Plan of Merger dated as of July 11, 2008 among August Merger Sub Corporation, Augmentix and Centennial Ventures VII, L.P., the form of which is attached as Exhibit B hereto (the “Merger Agreement”), this Schedule 13D is being filed to report the acquisition of the Convertible Debentures by the Reporting Persons (as defined below).

ITEM 1.

Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock of the Issuer.  The Issuer’s principal executive offices are located at 8900 Shoal Creek Blvd., Suite 125, Austin, Texas 78757.

ITEM 2.

Identity and Background.

(a)

This statement is filed by Austin Ventures VIII, L.P. (“AV VIII”), AV Partners VIII, L.P. (“AVP VIII ”), Austin Ventures VII, L.P. (“AV VII”), AV Partners VII, L.P. (“AVP VII”), Joseph C. Aragona (“Aragona”), Kenneth P. DeAngelis (“DeAngelis”), John D. Thornton (“Thornton”), Blaine F. Wesner (“Wesner”) and Christopher A. Pacitti (“Pacitti”). The foregoing entities and individuals are referred to as, collectively, the “Reporting Persons” and, individually, a “Reporting Person.”

AVP VIII, the general partner of AV VIII, may be deemed to have sole power to vote and the sole power to dispose of shares of Common Stock directly owned by AV VIII. Aragona, DeAngelis, Thornton, Wesner, and Pacitti are general partners of AVP VIII and may be deemed to have shared the sole power to vote and the sole power to dispose of shares of Common Stock directly owned by AV VIII.

AVP VII, the general partner of AV VII, may be deemed to have sole power to vote and sole power to dispose of shares of Common Stock directly owned by AV VII. Aragona, DeAngelis, Thornton, and Wesner are general partners of AVP VII and may be deemed to have shared the sole power to vote and the sole power to dispose of shares of Common Stock directly owned by AV VII.

(b)

The address of the principal business office for each of the Reporting Persons is c/o Austin Ventures, 300 West Sixth Street, Suite 2300, Austin, Texas 78701.

(c)

The principal occupation of each individual who is a Reporting Person is venture capitalist.  The primary business of AV VII and AV VIII is to make investments in private and public companies, and the primary business of AVP VII and AVP VIII is to serve as the general partners of AV VII and AV VIII, respectively.

Page 12 of 17 Pages

(d)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

AV VII, AVP VII, AV VIII and AVP VIII are Delaware limited partnerships. Aragona, DeAngelis, Thornton, Wesner and Pacitti are United States citizens.

ITEM 3.

Source and Amount of Funds or Other Consideration.

As of July 11, 2008, the Issuer entered into the Merger Agreement, in connection with the Acquisition. As contemplated by the Merger Agreement, the Issuer issued the Convertible Debentures payable to AV VIII pursuant to which 2,722,160 shares of Common Stock may be acquired by AV VIII upon conversion of the Convertible Debentures.

The source of the funds for the acquisition of the 2,722,160 shares of Common Stock by AV VIII pursuant to the Convertible Debentures was the capital stock of Augmentix owned by AV VIII.  The source of the funds for the acquisition of the original  18,295,721 shares of Common Stock purchased by AV VIII, and reported on the Original 13G, was from working capital.

The source of the funds for the acquisition of the 18,186,278 shares of Common Stock originally purchased by AV VII, and reported on the Original 13G, was from working capital.

No part of the purchase price for the shares of Common Stock acquired by AV VIII and AV VII was borrowed by AV VIII or AV VII for the purpose of acquiring such securities.

This Item 3 and the other Items of this statement do not provide a complete description of the Convertible Debentures and the Merger Agreement, and each such description is qualified in its entirety by reference to the Convertible Debentures and the Merger Agreement, the forms of which are attached hereto as Exhibit A and Exhibit B, respectively.

ITEM 4.

Purpose of Transaction.

Certain of the Reporting Persons received shares of the Common Stock of Issuer and reported such ownership as of February 10, 2005 on Schedule 13G pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934.  Since the filing of the Original 13G, the Reporting Persons acquired the Convertible Debentures in connection with the Acquisition.

Page 13 of 17 Pages

On July 11, 2008, the Issuer entered into the Merger Agreement pursuant to which the Issuer acquired all of the outstanding ownership interests in Augmentix.  Under the Merger Agreement, the Issuer and Augmentix agreed to issue the Convertible Debentures, pursuant to which up to 2,722,160 shares of Common Stock may be acquired by the Reporting Persons upon immediate conversion of the Convertible Debentures, at a conversion price of $2.50 per share (the “Conversion Price”).  The general interest rate on the principal amount of the Convertible Debentures is 6% per annum, payable in arrears on each January 31 and July 30 while each such Convertible Debenture is outstanding. Accrued and unpaid interest on the Convertible Debentures may be converted into additional shares of Common Stock at the Conversion Price. Such issuance to the Reporting Persons was part of (i) the Issuer’s aggregate issuance of approximately $10.7 million in convertible notes, pursuant to which approximately 4,280,000 shares of Common Stock may be acquired by the noteholders upon conversion of such convertible notes, at the Conversion Price, and (ii) the Issuer’s payment of $23.5 million in cash, for a total consideration of approximately $34.2 million, including certain post-closing adjustments based on Augmentix’s working capital, substantially all of which was used as a portion of the consideration required for the Acquisition.  Additionally, the Issuer issued 1,462,000 new options to purchase Common Stock to Augmentix employees.  The closing of the transactions contemplated by the Merger Agreement occurred at the offices of DLA Piper US LLP, 1221 South MoPac, Suite 400, Austin, Texas 78746.

The Convertible Debentures reported hereunder by the Reporting Persons represent the aggregate notes that were issued, or may be issued, to the Reporting Persons in connection with the Merger. Of the 2,722,160 shares of Common Stock represented by the Convertible Debentures hereunder, approximately 1,058,145 shares are part of Convertible Debentures that may be issued in the event certain funds are released from the escrow related to the Merger.

The foregoing summary of the Convertible Debentures, the Merger Agreement, the Acquisition and their related transactions is qualified in its entirety by reference to the Convertible Debentures and the Merger Agreement, attached as Exhibit A and Exhibit B hereto, respectively, and incorporated herein by reference.

The Reporting Persons hold their securities of the Issuer for investment purposes.  Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 14 of 17 Pages

ITEM 5.

Interest in Securities of the Issuer.  This information is provided as of July 11, 2008.

(a)  See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated using 46,844,867 as the number of outstanding shares of Common Stock of the Issuer, as such capitalization was stated in the Merger Agreement as of June 30, 2008, and, where applicable, the conversion of the Convertible Debentures.

(b)

See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)

Except as set forth in Item 4 above, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d)

Under certain circumstances set forth in the limited partnership agreements of AV VII, AVP VII, AV VIII and AVP VIII, the general partners and limited partners of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or managing member.

(e)

Not applicable.

ITEM 6.

Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Under certain circumstances set forth in the limited partnership agreements of AV VII, AVP VII, AV VIII and AVP VIII, the general partners and the limited partners of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or managing member.

ITEM 7.

Materials to be Filed as Exhibits.

Exhibit A: Senior Secured Convertible Note payable to AV VIII dated as of July 14, 2008.

Exhibit B: Agreement and Plan of Merger by and among the Issuer, August Merger Sub Corporation, Augmentix and Centennial Ventures VII, L.P. dated as of July 11, 2008.

Exhibit C: Agreement of Joint Filing.

Exhibit D: Reference to Kevin Kunz as Attorney-In-Fact.

Page 15 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 2008

AUSTIN VENTURES VII, L.P.

/s/ Kevin Kunz

By: AV Partners VII, L.P.

Signature

Its General Partner

Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

AUSTIN VENTURES VIII, L.P.

/s/ Kevin Kunz

By: AV Partners VIII, L.P.

Signature

Its General Partner

Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

AV PARTNERS VII, L.P.

/s/ Kevin Kunz

Signature

Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

AV PARTNERS VIII, L.P.

/s/ Kevin Kunz

Signature

Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

JOSEPH C. ARAGONA

/s/ Kevin Kunz

Signature

Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

Page 16 of 17 Pages

KENNETH P. DEANGELIS

/s/ Kevin Kunz

Signature

Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

JOHN D. THORNTON

/s/ Kevin Kunz

Signature

Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

BLAINE F. WESNER

/s/ Kevin Kunz

Signature

Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

CHRISTOPHER A. PACITTI

/s/ Kevin Kunz

Signature

Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

Page 17 of 17 Pages

EXHIBIT INDEX

Exhibit	Description
A B C D

Senior Secured Convertible Note payable to AV VIII dated as of July 14, 2008

Agreement and Plan of Merger by and among the Issuer, August Merger Sub Corporation, Augmentix and Centennial Ventures VII, L.P. dated as of July 11, 2008*

Agreement of Joint Filing

Reference to Kevin Kunz as Attorney-In-Fact

* Copy of the Agreement and Plan of Merger was previously filed as an exhibit to the Form 8-K filed by the Company on July 16, 2008 and is incorporated by reference in this Statement.